August 20, 2007	Andrew J. Sung
617-951-7961
Andrew.Sung@ropesgray.com
BY FACSIMILE & OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SEC Comment Letter dated August 15, 2007
Biopure Corporation
Preliminary Proxy Statement filed August 10, 2007
File No. 001-15167
Ladies and Gentlemen:
          We are writing on behalf of Biopure Corporation (the “Company”), to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Preliminary Proxy Statement on Schedule 14(a) filed by the Company on August 10, 2007.
          For reference purposes, the Staff’s comment is reproduced below in bold, with the Company’s response immediately following.
Principal Effects of an Effective Reverse Stock Split
Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares as a result of the reverse stock split.
Response to Comment:
The Company has revised the proxy statement to disclose that it has no outstanding plans, commitments, arrangements, understanding or agreements at this time to issue any of the additional shares of Common Stock that will become available as a result of the reverse stock split. The definitive proxy statement to be filed on or after August 20, 2007 will include the following supplemental language (supplemental language is underlined):

“If this proposal is approved and implemented, an Effective Reverse Stock Split will have the effect of increasing the proportion of authorized but unissued shares of the Company’s class A common stock. Pursuant to an Effective Reverse Stock Split, the number of outstanding shares of the Company’s class A common stock will be reduced by a factor of 2, 3, 4, 5 or 6, as the Board elects. However, the number of shares of class A common stock and preferred stock authorized by the Company’s restated certificate of incorporation will not be reduced. These additional shares would be available for issuance from time to time for corporate purposes and would provide the Company with flexibility for such actions as raising additional capital, acquiring assets and sales of stock or securities convertible into common stock. The additional authorized shares would enable us to act quickly in response to appropriate opportunities that may arise for these types of transactions, in most cases without the necessity of obtaining further stockholder approval. We have no definitive plans, commitments, arrangements, understandings or agreements regarding the additional authorized shares available if we implement an Effective Reverse Stock Split.”
Closing Comments
          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

Response to Closing Comments:
We have enclosed a separate letter executed by the Company that acknowledges the statements in the bullet points above.
          We hope that the foregoing has been responsive to the Staff’s comments. It would be greatly appreciated if you could advise me at the number set forth below if the foregoing responses are acceptable or if any additional comments or questions will be forthcoming. If you should have any questions about this letter or require any further information, please call me at (617) 951-7961.
Very truly yours,
/s/ Andrew J. Sung
Andrew J. Sung
Enclosures

[Biopure Letterhead]
August 20, 2007
John L. Krug
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Biopure Corporation — Preliminary Proxy Statement, filed on August 10, 2007 (File No. 001-15167) (the “Filing”)
Dear Mr. Krug:
Please be advised that, in connection with the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by facsimile on August 15, 2007, with regard to the above referenced Filing by Biopure Corporation (the “Company”), the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call Andrew Sung of Ropes & Gray LLP at (617) 951-7961 if you have any questions. Thank you for your assistance.
Very truly yours,
BIOPURE CORPORATION

By:	/s/ Jane Kober
	Name:	Jane Kober
	Title:	Senior Vice President, General Counsel and Secretary